September 4, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer
Nocopi Technologies, Inc.
9C Portland Roads
West Conshohocken, PA 19428

RE: Nocopi Technologies, Inc. (the "Company")
Form 10-K for the year ended December 31, 2007
File No. 0-20333

Dear Mr. Feinstein:

We have reviewed your letter dated July 7, 2008 and have the following additional comment.
Your response should be submitted in electronic form, under the label "corresp" with a copy to
the staff. Please respond within ten (10) business days.

1.   We urge all persons who are responsible for the accuracy and adequacy of the
        disclosure in the filing to be certain that the filing includes all information required under
        the Securities Exchange Act of 1934 and that they have provided all information
        investors require for an informed investment decision. Since the company and its
        management are in possession of all facts relating to a company's disclosure, they are
        responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
        from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of the United
            States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. Rudolph A. Lutterschmidt, CFO
                        (610) 834-7777